SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                              RYANAIR ANNOUNCES -

                       REDUCTION IN ITS SERVICES TO CORK

                       NEW ROUTE FROM KERRY TO LIVERPOOL

Ryanair, Europe's leading low fares airline, today (Wednesday, 8th March 2006) announced a reduction in its services to Cork Airport following recent cost increases there. Cork Airport Authority recently announced a range of cost increases (38 in total) for various services at the airport including a 300% increase in the rental charge of check-in and ticket desks. These increases will push up Ryanair's costs at the airport by over EUR30,000 per annum. The increases, which are a direct result of the debt, which Cork Airport has inherited as a result of its new, Taj Mahal-like, terminal now makes Cork Airport massively uncompetitive against its peer airports throughout Europe and has made other destinations for Ryanair much more attractive. The Liverpool to Cork route will reduce from 7 per week to 4 per week.

On the good news front Ryanair also announced that it will be starting a new three times weekly service from Liverpool to Kerry as a much cheaper alternative to Cork.

Announcing the reduction in services in Cork today, Ryanair's Deputy Chief Executive, Michael Cawley, said

     "Cork Airport is in danger of pricing itself out of the market with these outrageous price increases. Cork Airport has to realise that it is in competition with hundreds of other airports throughout Europe for passengers whose only concern is to get low fares. The Cork Airport Authority has spent EUR180M on a terminal for 3 million passengers. Both Frankfurt Hahn and Dusseldorf Weeze built the same capacity for EUR13M and EUR15M respectively. If, by forcing the airport to assume the debt burden arising from this expenditure, the Government insists that Cork Airport is to charge a premium for its services then it will lose out on the hundreds of thousands of passengers which Ryanair and other airlines have brought to the region. For the sake of a cost increase of EUR30,000 the region is going to lose 20,000 incoming tourists and business visitors, the income from which runs to approximately EUR8 million. This is an idiotic way to run an airport and is a direct result of the Government's transport policies of overspending and making its regional airports uncompetitive by building lavish and expensive facilities which passengers and visiting tourists are not prepared to pay for.

     "Consequently, Ryanair is reducing its services on the Liverpool route to reflect the reduction in demand which we expect will ensue from this cost increase.

     "The good news is that we are able to salvage the tourists with the help of Kerry Airport. We are delighted that we will now be moving these passengers to Kerry Airport who have offered us an extremely competitive cost base, much more reflective of what is available in Continental Europe and we are delighted that, while passengers may not be passing through Cork Airport, they will still be coming to the region, served through a much more efficient and low cost airport".

Ends.                          Wednesday, 8th March 2006

For further information:

Peter Sherrard - Ryanair       Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 March 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director